UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

FORM N-CR

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

Part A: General information

Item A.1	Report for	April 12, 2016

Item A.2	CIK Number of registrant:	0001477434

Item A.3	EDGAR Series Identifier:	S000027917

Item A.4	Securities Act File Number:	333-163352

Item A.5	Name, e-mail address, and telephone number of the person authorized to receive information and respond to questions about this Form N-CR:

Marina Belaya, marina.belaya@bankofamerica.com, 862-803-9007

Part B: Default or event of insolvency of portfolio security issuer

Not applicable

Part C: Provision of financial support to fund

Item C.1	Description of nature of support:

Capital contributions to the extent necessary so that no shareholder of the Fund will receive less than $1.00 per share in connection with the liquidation of the Fund.

Item C.2	Person providing support:

BofA Advisors, LLC

Item C.3	Brief description of relationship between the person providing support and the fund:

BofA Advisors, LLC is the investment adviser to the Fund.

Item C.4	Date support provided:

February 22, 2016

Item C.5	Amount of support:

The Fund was liquidated on April 8, 2016; no capital contributions were provided by BofA Advisors, LLC in connection with the liquidation under the capital support arrangement.

Item C.6

Security supported (if applicable). Disclose the name of the issuer, the title of the issue (including coupon or yield, if applicable) and at least two identifiers, if available (e.g., CUSIP, ISIN, CIK, LEI):

Not applicable

Item C.7	Value of the security supported on date support was initiated (if applicable):

Not applicable

Item C.8	Brief description of reason for support:

On February 22, 2016, the Board of Trustees of the Fund adopted a plan of liquidation and termination (the “Plan of Liquidation”). Capital contributions would have been provided to the extent necessary so that no shareholder of the Fund would receive less than $1.00 per share in connection with the liquidation of the Fund. No such capital contributions were necessary.

Item C.9	Term of support:

The Plan of Liquidation was completed and the capital support arrangement terminated on April 8, 2016.

Item C.10	Brief description of any contractual restrictions relating to support:

Not applicable

Part D: Deviation between current net asset value per share and intended stable price per share

Not applicable

Part E: Imposition of liquidity fee

Not applicable

Part F: Suspension of fund redemptions

Not applicable

Part G: Removal of liquidity fees and/or resumption of fund redemptions

Not applicable

Part H: Optional disclosure

Not applicable

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BofA Funds Series Trust
(Registrant)
Date: April 12, 2016
/s/ Marina Belaya
Secretary